SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

August 17, 2005

COMMISSION FILE NUMBER:

01-31380

KIRKLAND LAKE GOLD INC.

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ___.

P.O. Box 370

Kirkland Lake, ON, P2N 3J1

Symbol – TSX & AIM: KGI

April 18, 2005

 Exploration Campaign Discovers Three New Ore Grade Structures South of Main Ore Horizon; Drill Hole 47-1092 Returns 3.49 ounces over 2.2 feet (uncut), 4.4 ounces over 1.0 feet and 1.41 ounces over 15.0 feet (uncut)

Kirkland Lake Gold Inc. (the “Company”) is pleased to present an update on one of the drilling programs in its three-year $21 million exploration campaign. The goal of this campaign is to explore for a combined potential of 15 million tons of ore on the Main Break, Parallel Breaks and North South structures, such as the D Zone, on the Company’s land holdings. Each month between 8 to 12 surface and underground drills are carrying out 4 to 6 different exploration programs.

To date, four North-South structures have been discovered at Macassa, each of which may extend 5,000’ or more. Historically, ore-bearing structures in Kirkland Lake are laterally very extensive (1,000 feet to 20,000 feet). Ore-grade shoots along these structures generally are also extensive (1,000 to 8,000 feet). An example of the extent of potential mineralization is the Teck-Hughes mine, where 3,700,000 ounces of gold were mined from the Main Break over a strike length of only 1400 feet (one claim).

“During the fall of 2004, significant new exploration discoveries were made including an intersection of better than 26 ounces over a six foot width (see news release dated September 26th,2004),” said Brian Hinchcliffe, Company CEO. “Follow up drilling has targeted building reserves and resources on this newly named LK zone. In addition, three new ore grade intersections were discovered in two very successful exploration holes between the Lower D Zone and this new LK zone.”

Highlights of this exploration program drilled south of the mine workings include:

•

Drill hole 47-1092 has intersected three new mineralized zones including 3.49 ounces of gold per ton over 2.2 feet core length uncut (true width unknown, or 2.13 ounces over 2.2 feet cut) 750 feet south of the mine workings, 4.4 ounces of gold per ton over 1.0 feet core length (true width unknown) 860 feet south of the mine workings and 1.41 ounces of gold per ton over 15.0 feet core length uncut (true width unknown, 0.87 ounces over 15.0 feet cut) 1,200 feet south of the mine workings. This drill hole is a follow-up hole to three new zones intersected in drill hole 47-1091.

•

The 3.49 ounce intersection over 2.2 feet in 47-1092 correlates with the 5.26 ounce intersection over 1.1 feet in 47-1091 and the two are located 200 feet from one another.

•

The 1.41 ounce intersection over 15.0 feet in 47-1092 correlates with the 2.87 ounce intersection over 1.7 feet in 47-1091 and is located 320 feet southwest of 47-1091. The mineralization in both holes are similar and comprises silicified pyritic tuff with visible gold and tellurides. The orientation appears to be northeast-southwest but may be related to the Lower D, either as an en-echelon system, splay, or the Lower D may roll and change direction. This intersection lies 420 feet northeast of the Lower D Zone; the 2.87 ounce intersection would be a 740 foot step-out from the Lower D Zone.

•

Drill hole 45-891 has intersected 1.21 ounces gold per ton over 2.0 feet core length (true width unknown) which may be related to the 26.21 ounces over 6.0 feet intersected in hole 45-911A (LK Zone) 400 feet away. If the two intersections are related, then the mineralization would have a north-south orientation parallel to the Lower D Zone.

•

The remaining three drill holes completed from the -4500 level intersected extensive trachytic flows which appear to have had a negative influence on the mineralization intersected in 45-911A, where porphyry hosts the mineralization.

•

A new drill bay constructed on the -5000 level will allow greater flexibility to test the LK Zone. Drilling is currently underway from this new bay.

•

The Company has completed an in-depth structural study of the camp by an independent consulting structural geologist. It is anticipated that this study will aid in understanding the new geological trends, provide a predictive model, and lead to additional exploration opportunities.

Multiple zones of ore-grade mineralization have been discovered in an area 600 feet to 2,200 feet south of the main source of ore for the 24 million ounce Kirkland Lake ore body. Hole 47-1091 was drilled to target the 26 ounces over a six foot width intersection in 45-911A  (now called the LK zone-located 1750 feet south of previous mining), under the original assumption that it was east-west. It intersected three ore-grade zones, two of which are new discoveries (possibly going north-south), and one wide zone that appears to be a step-out on the Lower D. The grades of these new zones are quite high, and instead of the quartz veins that hosted the Kirkland Lake ore body, they are sulphide zones. Kirkland Lake Gold has followed up on the LK zone with wide-spaced holes, and we now think that it may be trending north-south rather than east-west.

The intersection that graded 3.49 ounces of gold per ton over 2.2 feet core length could be a 300 foot step-out of a zone reported in the press release of October 4, 2004.  That zone graded 5.84 ounces of gold per ton over 1.0 feet core length in hole 47-1024, and 2.14 ounces of gold per ton over 2.5 feet core length in hole 47-1031. The intersection that graded 1.41 ounces of gold per ton over 15.0 feet core length probably is close to true width (the mineralization is almost perpendicular to the drill hole). It is identical in appearance to the Lower D, and lines up with the northern-most previous hole in the zone, but is trending slightly more to the east. If this is indeed the north-eastern extension of the D zone, then this would be a substantial increase in strike length of 740' (to a total of 1150’). Follow-up drilling is focused on increasing the drill density for this zone in order that the intersections can be up-graded to resource and then reserve status. Further exploration will follow.

Another electric drill is currently conducting wide-spaced (500’ spacing) exploration to the south of the Lower D. The Lower D is open in all directions. With construction of two new drill bays completed on the -5000 level, in all, four electric diamond drills have been allocated to explore for mineralization south of the main mine workings. The two goals of this program are to extend the Lower D Zone in all directions and further explore for both parallel north-south systems as well as the historical east-west trending mineralization. Metallurgical work is in progress.

The following table summarizes the latest drilling program results in ounces of gold per ton over feet:

DRILL HOLE No.	VEIN	FROM (feet)	TO (feet)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (oz. per ton/feet)
47-1092	New New New Incl.	877.8 1019.0 1360.0 1372.0	880.0 1020.0 1375.0 1375.0	-18	140	3.49/2.2 ’= TW? (Uncut) or 2.13/2.2’ = TW? (Cut) 4.49/1.0’ = TW? VG 1.41/15.0’ = TW? (Uncut) or 0.87/15.0’ = TW? (Cut) 6.22/3.0’ = TW? VG, TELL
47-1091	New New New New	917.0 944.0 1450.6 1797.0	918.1 947.3 1452.3 1800.0	-14	100	5.26/1.1’ = TW ?, VG 0.64/3.3’ = TW ? 2.87/1.7’ = TW ?, VG, TELL 0.16/3.0’ = TW ?
45-891	LK? New New	1766.0 1780.0 1888.0	1768.0 1782.0 1890.0	-26	203	1.21/2.0’ = TW ? 0.14/2.0’ = TW ? 0.12/2.0’ = TW ?
45-915A	New	1214.0	1216.0	-21	196	0.12/2.0’ = TW?
45-922	New New New New	1635.4 1649.0 1667.2 2260.0	1637.6 1651.0 1668.2 2262.0	-29	196	0.07/2.2’ = TW ? 0.25/2.0’ = TW ? 0.18/1.0’ = TW ? 0.10/2.0’ = TW ?
45-923A				-29	200	No Significant Values

TW = True Width TW ? = True width unknown  VG = Visible Gold   TELL = Tellurides

CUT= cut to 3.50 oz./ton    QV = Quartz vein   QS = Quartz stringers

The following table summarizes the latest drilling program results in grams of gold per tonne over metres:

DRILL HOLE No.	VEIN	FROM (m)	TO (m)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (gms per tonne/meters)
47-1092	New New New Incl.	267.62 310.67 414.63 418.29	268.29 310.98 419.21 419.21	-18	140	119.66/0.67m = TW? (Uncut) or 73.03/0.67m = TW? (Cut) 153.94/0.31m = TW? VG 48.34/4.58m = TW? (Uncut) or 29.83/4.58m = TW? (Cut) 213.26/0.91m = TW? VG, TELL
47-1091	New New New New	279.57 287.80 442.26 547.87	279.91 288.81 442.77 548.78	-14	100	180.34/0.34m = TW ?, VG 21.94/1.01m = TW ? 98.40/0.51m = TW ?, VG, TELL 5.49/0.91m = TW ?
45-891	LK? New New	538.41 542.68 575.61	539.02 543.29 576.22	-26	203	41.49/0.61m = TW ? 4.80/0.61m = TW ? 4.11/0.61m = TW ?
45-915A	New	370.12	370.73	-21	196	4.11/0.67m = TW?
45-922	New New New New	498.60 502.74 508.29 689.02	499.27 503.35 508.60 689.63	-29	196	2.40/0.67m = TW ? 8.57/0.61m = TW ? 6.17/0.31m = TW ? 3.43/0.61m = TW ?
45-923A				-29	200	No Significant Values

TW = True Width TW ? = True width unknown  VG = Visible Gold   TELL = Tellurides

CUT= cut to 120 gms./tonne    QV = Quartz vein   QS = Quartz stringers

About the Company

The Company purchased the Macassa Mine and the 1,500 ton per day mill along with four former producing gold properties – Kirkland Lake Gold, Teck-Hughes, Lake Shore and Wright Hargreaves – in December 2001. These properties, which have historically produced some 22 million ounces of gold, extend over seven kilometres between the Macassa Mine on the east and Wright Hargreaves on the west and for the first time are being developed and explored under one owner. This camp is located in the Abitibi Southern Greenstone Belt of Kirkland Lake, Ontario, Canada.

The results of the Company’s underground diamond drilling program have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff (which includes a ‘qualified person’, Michael Sutton P.Geo. for the purpose of NI 43-101, Standards of Disclosure for Mineral Projects).

The Company has implemented a quality assurance and control (QA/QC) program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices. The drill core is sawn in half with half of the core samples shipped to the Swastika Laboratories in Swastika, Ontario or to the Macassa mine laboratory for analysis. The other half of the core is retained for future assay verification. Other QA/QC includes the insertion of blanks, and the regular re-assaying of pulps/rejects at alternate certified labs (Polymet, Accurassay). Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish. The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

The Company’s Kirkland Lake properties are the subject of a report prepared by Roland H. Ridler, B.A.Sc.(hons.), M.A.Sc., Ph.D.(Econ.Geol.), P.D., entitled Kirkland Lake Mineral Properties (Macassa Mine, Kirkland Lake Gold, Teck-Hughes, Lake Shore, Wright-Hargreaves dated November 30, 2001. The Company’s Macassa Mine Property is the subject of reserve reports prepared by

•

David W. Rennie, P.Eng. and Richard E. Routledge, M.Sc., P.Geol. entitled Review of Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario Prepared for Kirkland Lake Gold Inc dated December 23, 2002 .

•

Michael Sutton P.Geo., and Stewart Carmichael, P.Geo. entitled Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario (Kirkland Lake Gold Inc.) as at April 30, 2003 dated August 30, 2003.

•

Michael Sutton P.Geo., and Stewart Carmichael, P.Geo. entitled Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario (Kirkland Lake Gold Inc.) as at April 30, 2004 dated August 31, 2004.

All of these technical reports have been filed on SEDAR (www.sedar.com <http://www.sedar.com>).

For further information, please contact:

Brian Hinchcliffe	President	Phone 1 705 567 5208
Fax 1 705 568 6444
E-mail: bhinchcliffe@klgold.com
Scott Koyich	Investor Relations	Phone 1 403 215 5979
	Website- www.klgold.com	E-mail: info@klgold.com
James Henderson	Pelham Public Relations	+44 207 743 6673
Charles Vivian		+44 207 743 6672

Neither the Toronto Stock Exchange nor the AIM Market of the London Stock Exchange

has reviewed and neither accepts responsibility for the adequacy or accuracy of this news release.

The reserves and resources disclosed in this news release have been estimated using definitions and procedures which conform to National Instrument 43-101 Standards of Disclosure for Mineral Projects of

the Canadian Securities Administrators. These reserves and resources were completed internally by the Company’s personnel, while the previous reserves and resources were completed in December 2002 internally by the Company’s personnel and were audited by Roscoe Postle Associates Inc. (an independent geological and mining consulting firm). The reserves are not part of the resources. For details on the calculation of reserves and resources, please refer to the disclosure on the Company’s website.

Cautionary Note to U.S. investors concerning estimates of Measured and Indicated Resources

This news release uses the terms “measured” and “indicated resources.” We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. investors concerning estimates of Inferred Resources

This news release uses the term “inferred resources.” We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Cautionary Note to U.S. Investors- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms is press release, such as “measured,” “indicated,” and “inferred” ”resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20F, File No. 01-31380, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.sht.

P.O. Box 370

Kirkland Lake, ON, P2N 3J1

Symbol – TSX : KGI

AIM: KGI & KGI.a

21 April 2005

ABM Zone Drilling Update

Kirkland Lake Gold Inc. (the “Company”) announces an update on one of 6 drilling programs in its three year $21 million exploration campaign. The goal of this campaign is to explore for a combined potential of 15 million tons of ore on the Main Break, Parallel Breaks and North South structures, such as the D Zone, on the Company’s land holdings. Each month between 8 to 12 surface and underground drills are carrying out 4 to 6 different exploration programs. One of the surface programs targeted the recently discovered (as released November 9th, 2004) near surface mineralization, now termed the ABM Zone.  This ABM Zone is 1,400 feet south of the South Break and 2,000 feet south of the Main Break Break, on a previously unexplored part of the property.

LATEST DRILLING ON THE ABM ZONE

Further testing of the mineralization intersected in drill hole SV-04-08 which assayed 0.51 ounces over 29.0 feet (as released November 9th, 2004) has been completed. Forty-four additional surface holes averaging 590 feet in length have been drilled with results from five holes still pending. Eleven of the drill holes did not intersect mineralization. The program is comprised of a combination of close-spaced drilling to define the geometry and wider spaced exploration drilling.

Highlights of the current results include:

•

Drilling has confirmed the strike orientation as being near perpendicular the Main Break. The Main Break is the primary host structure of the 24 million ounces of gold that have been mined from the Kirkland Lake gold camp.

•

Mineralization is characterised by disseminated pyrite associated with dolomitic flooding and sericitic alteration. Fine visible gold has been observed in eleven of the follow-up holes.

•

This is a new style of mineralization and is atypical of the Kirkland Lake camp which is normally characterised by quartz veining.

•

Mineralization has been intersected over a strike length of seven hundred feet with an overall shallow (45 to 50 degree) dip to the east. Folding of the zone is apparent giving localized variations in the dip plane. Two mineralized structures are present near the south limit drilled to date. The structures appear to be increasing in strength towards the Amalgamated Break are open in that direction. The Amalgamated Break would be located 800 feet south of the current drilled limits.

2

•

Drill hole SV-05-60 intersected 0.72 ounces of gold per ton over 3.6 feet (core length) at a vertical depth of -400 feet which is the deepest significant intersection to date. Mineralization has been intersected at a vertical depth of -700 feet in hole. (SV-04-17 which assayed 0.12 ounces of gold per ton over 2.0 feet (core length)

•

The Zone exhibits a shallow plunge to the south.

•

Drilling to the north indicates the zone may have been faulted off towards the Main Break though the offset portion has yet to be located.

(See the schematic on the Company’s website for more information www.klgold.com)

To date, four north-south trending structures have been discovered by the Company at Macassa, each of which may extend 5,000 feet or more. Historically, ore-bearing structures in Kirkland Lake are laterally very extensive (1,000 feet to 20,000 feet). Ore-grade shoots along these structures generally are also extensive (1,000 to 8,000 feet). An example of the extent of potential mineralization is the Teck-Hughes mine, where 3,700,000 ounces of gold were mined from the Main Break over a strike length of only 1400 feet (one claim).

Drilling during the winter was concentrated on the Macassa tailings but this  has now been suspended due to spring break-up. Additional drilling south of the tailings dam is scheduled for this summer.

“The ABM Zone represents one of the most exciting discoveries to date” said Stewart Carmichael, Chief Exploration Geologist. “The fact that it is near surface and striking perpendicular to the Main Break opens the possibility for more north-south zones throughout the camp.”

The following table summarizes some of the latest drilling program results in ounces per ton over feet:

DRILL HOLE No.	VEIN	FROM (feet)	TO (feet)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (oz. per ton/feet)
SV-04-08*	ABM Incl.	209.0 209.0	238.0 224.0	-50	307	0.50/29.0’ =6.3’TW 0.84/15.0’ = 8.4’ TW, VG
SV-04-10*	ABM	305.0	316.0	-51	327	0.15/11.0’ = 6.7’ TW
SV-04-11*	ABM Incl.	185.0 196.0	197.0 197.0	-60.5	302	0.16/12.0’ = 7.7’ TW 0.37/1.0’ = 0.6’ TW, VG
SV-04-12	ABM	173.0	177.0	-77	307	0.42/4.0’ = 2.6’ TW, VG
SV-04-13	ABM Incl.	275.5 275.5	289.0 276.5	-43	277	0.40/13.5’ = 10.6’ TW 2.21/1.0’ = 0.8’ TW, VG
SV-04-15	ABM	281.0	286.0	-62.5	279	0.22/5.0’ = 3.9’ TW, VG
SV-04-16	ABM	259.0	265.0	-42.5	300	0.24/6.0’ = 3.5’ TW
SV-04-18	ABM			-78	025	No Significant Values
SV-04-19	ABM	217.0	229.0	-78	025	0.30/12.0’ = 5.7’ TW
SV-04-20	ABM					OVERSHOT TARGET
SV-04-21	ABM	119.0	127.0	-60	165	0.19/8.0’ = 5.6’ TW
SV-04-22	ABM	118.0	120.0	-66	250	0.45/2.0’ = 1.7’ TW

3

SV-04-46	ABM					OVERSHOT ZONE
SV-04-47	ABM Incl.	286.5 286.5	298.0 290.0	-43.5	247	0.34/11.5’ = 11.0’ TW 0.64/3.5’ = 3.4’ TW, VG
SV-04-48	ABM	311.5	319.0	-48	212	0.27/7.5’ = 7.3’ TW
SV-04-49	New ABM	184.0 215.0	186.0 250.0	-78	011	0.34/2.0’ = 1.0’ TW, VG 0.11/35.0’ = 17.4’ TW
SV-04-53	ABM	459.0	469.0	-42	057	0.34/10.0’ = 1.3’ TW
SV-04-55	UPPER ABM LOWER ABM	195.0 270.0	200.5 271.0	-41.5	241	0.33/5.5’ = 5.4’ TW 0.18/1.0’ = 1.0’ TW, VG
SV-04-56	UPPER ABM LOWER ABM	297.0 388.0	301.0 390.0	-75	246	0.36/4.0’ = 3.2’ TW, VG 0.52/2.0’ = 1.6’ TW
SV-05-58	UPPER ABM LOWER ABM Incl.	291.7 358.0 358.0	306.0 364.0 360.0	-88	312	0.34/14.3’ = 9.2’ TW 0.72/6.0’ = 3.9’ TW 1.65/2.0’ = 1.3’ TW, VG
SV-05-59	UPPER ABM LOWER ABM	325.0 357.0	326.0 361.0	-64	242	0.37/1.0’ = 0.9’ TW 0.30/4.0’ = 2.6’ TW, VG
SV-05-60	LOWER ABM	394.4	398.0	-88.5	233	0.72/3.6’ = 2.6’ TW, VG
SV-05-66	ABM Incl.	458.0 459.0	461.5 460.0	-75.7	231	0.19/3.5’ = 3.0’ TW 0.37/1.0’ = 0.9’ TW
SV-05-68	ABM	249.5	253.5	-51.2	252	0.23/4.0’ = 3.8’ TW
SV-05-70	ABM	248.5	253.6	-50	206	0.21/5.1’ = 5.0’ TW

* Drill holes released on November 9th, 2004.

TW = True Width TW ? = True width unknown  VG = Visible Gold   TELL = Tellurides

CUT= cut to 3.50 oz./ton    QV = Quartz vein   QS = Quartz stringers

About the Company

The Company purchased the Macassa Mine and the 1,500 ton per day mill along with four former producing gold properties – Kirkland Lake Gold, Teck-Hughes, Lake Shore and Wright Hargreaves – in December 2001. These properties, which have historically produced some 22 million ounces of gold, extend over seven kilometres between the Macassa Mine on the east and Wright Hargreaves on the west and for the first time are being developed and explored under one owner. This camp is located in the Abitibi Southern Greenstone Belt of Kirkland Lake, Ontario, Canada.

The results of the Company’s underground diamond drilling program have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff (which includes a ‘qualified person’, Michael Sutton P.Geo. for the purpose of NI 43-101, Standards of Disclosure for Mineral Projects).

4

The Company has implemented a quality assurance and control (QA/QC) program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices. The drill core is sawn in half with half of the core samples shipped to the Swastika Laboratories in Swastika, Ontario or to the Macassa mine laboratory for analysis. The other half of the core is retained for future assay verification. Other QA/QC includes the insertion of blanks, and the regular re-assaying of pulps/rejects at alternate certified labs (Polymet, Accurassay). Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish. The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

The Company’s Kirkland Lake properties are the subject of a report prepared by Roland H. Ridler, B.A.Sc.(hons.), M.A.Sc., Ph.D.(Econ.Geol.), P.D., entitled Kirkland Lake Mineral Properties (Macassa Mine, Kirkland Lake Gold, Teck-Hughes, Lake Shore, Wright-Hargreaves dated November 30, 2001. The Company’s Macassa Mine Property is the subject of reserve reports prepared by

•

David W. Rennie, P.Eng. and Richard E. Routledge, M.Sc., P.Geol. entitled Review of Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario Prepared for Kirkland Lake Gold Inc dated December 23, 2002 .

•

Michael Sutton P.Geo., and Stewart Carmichael, P.Geo. entitled Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario (Kirkland Lake Gold Inc.) as at April 30, 2003 dated August 30, 2003.

•

Michael Sutton P.Geo., and Stewart Carmichael, P.Geo. entitled Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario (Kirkland Lake Gold Inc.) as at April 30, 2004 dated August 31, 2004.

All of these technical reports have been filed on SEDAR (www.sedar.com <http://www.sedar.com>).

For further information, please contact:

Brian Hinchcliffe

Scott Koyich

President

Investor Relations

Phone 1 705 567 5208

Phone 1 403 215 5979

Fax 1 705 568 6444

E-mail:  info@klgold.com

E-mail: bhinchcliffe@klgold.com

Website- www.klgold.com

James Henderson

Chelsea Hayes

Pelham Public Relations

Pelham Public Relations

Phone 44 207 743 6673

Phone 44 207 743 6675

E-mail: james.henderson@pelhampr.com

E-mail: chelsea.hayes@pelhampr.com

Neither the Toronto Stock Exchange nor the AIM Market of the London Stock Exchange

has reviewed and neither accepts responsibility for the adequacy or accuracy of this news release.

The reserves and resources disclosed in this news release have been estimated using definitions and procedures which conform to National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators. These reserves and resources were completed internally by the Company’s personnel, while the previous reserves and resources were completed in December

5

2002 internally by the Company’s personnel and were audited by Roscoe Postle Associates Inc. (an independent geological and mining consulting firm). The reserves are not part of the resources. For details on the calculation of reserves and resources, please refer to the disclosure on the Company’s website.

Cautionary Note to U.S. investors concerning estimates of Measured and Indicated Resources

This news release uses the terms “measured” and “indicated resources.” We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. investors concerning estimates of Inferred Resources

This news release uses the term “inferred resources.” We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Cautionary Note to U.S. Investors- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms is press release, such as “measured,” “indicated,” and “inferred” ”resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20F, File No. 01-31380, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.sht.

P.O. Box 370

Kirkland Lake, ON, P2N 3J1

Symbol – TSX & AIM: KGI

April 28, 2005

Kirkland Lake Gold Operational Update and Progress Report

Kirkland Lake Gold Inc. (the “Company” or “KLG”), is pleased to provide an update and progress report of its underground operations, labour force and mining plan.

Presently, Kirkland Lake Gold is hoisting ore from the 5125 level loading pocket at shaft number 3, and from shaft number 2. In February 2002 a one year plan was launched to dewater the mine through the pumping of 300 million Imperial gallons and to reach the 5800 level and the second loading pocket in shaft number 3. The Company has now pumped 1.4 billion gallons of water and the dewatering campaign has reached 5,740 level, over a 3 year period. The second loading pocket is in the process of being re-commissioned. It will enable the company to increase the hoisting capacity, as it opens up production from more levels.

“The scale of the dewatering program and the burden of rehabilitation work that had to take place once access to a level was established was a huge uncertainty to mine planning and execution. In May, with the 5700 loading pocket working, the Company will finally be in a position to issue proper guidance to the market in line with industry standards,“ said Brian Hinchcliffe, Company President. “In March we had for the first time the right balance of high grade stopes and produced 6,202 ounces from an ore grade of 0.59 ounce per ton in line with the Camp’s historic 0.5 grade and will shortly have access to the mine’s larger and more productive stopes on the lower levels.”

•

Operationally, the mine is breaking even on a cash flow basis. The next target is to improve margins per ounce and to increase production in order to pay for all costs, including capital and exploration internally, whilst generating a profit

•

As a consequence of the completion of the dewatering campaign, the 5 levels currently producing stoped ore at shaft  number 3 will increase to 13 levels available for mining; the number of regular-producing conventional stopes in the mine will increase from the 5-8 stopes currently being worked, to 10-15 stopes

•

Shaft number 2 is approaching its design capacity. The new hydraulic fill line is finished, which will increase the tonnage mined from this area (the ore development has already taken place)

•

Operational improvements include a drop in dilution, particularly from the long hole blocks, increased mechanization, and most importantly, a better ratio of lower-grade (and lower efficiency) development ore to stope ore (from the 40-60% development ore at start-up, to the current 20-25%). As the enormous development challenges are being overcome, the result will be decreased operating costs and increased focus of the work force on productive activities

2

•

Employee retention has increased, particularly with the skilled workforce, and there is better stability of the workforce in general. KLG is conducting intensive in-house training programmes for new miners. Accordingly, a doctor was recruited by KLG, and brought to Kirkland Lake in order to improve employee retention

•

The Company is working with suppliers to investigate and to create new customised underground equipment, some of which has now been deployed to a number of working areas; this increasing mechanization will allow for lower dilution, and reduced fatigue of the miners; in general, higher, productivity mechanised mining methods are starting to have a positive effect.

•

The Upper D Zone South is the first new north-south mineralisation accessed. Mining of the ore is already taking place on two levels, 38, and the new 34. Development is to progress to Upper D Zone North. This will enable mining from 6-8 faces on the combined Upper D. In addition drilling is underway to extend the zone up to 3,000 level

•

As a result of a large development ramp project on 47 level, a substantial increase in tonnage from long-hole blocks will be available in the coming months

About the Company

The Company purchased the Macassa Mine and the 1,500 ton per day mill along with four former producing gold properties – Kirkland Lake Gold, Teck-Hughes, Lake Shore and Wright Hargreaves – in December 2001. These properties, which have historically produced some 22 million ounces of gold, extend over seven kilometers between the Macassa Mine on the west and Wright Hargreaves on the east and for the first time will be developed and explored under one owner.  This camp is located in the Abitibi Southern Greenstone Belt of Kirkland Lake, Ontario, Canada.

The results of the Company’s underground diamond drilling program have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff (which includes a ‘qualified person’, Michael Sutton P.Geo. for the purpose of NI 43-101, Standards of Disclosure for Mineral Projects).

The Company has implemented a quality assurance and control (QA/QC) program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices.  The drill core is sawn in half with half of the core samples shipped to the Swastika Laboratories in Swastika, Ontario or to the Macassa mine laboratory for analysis. The other half of the core is retained for future assay verification. Other QA/QC includes the insertion of blanks, and the regular re-assaying of pulps/rejects at alternate certified labs (Polymet, Accurassay). Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish.  The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

The Company’s Kirkland Lake properties are the subject of a report prepared by Roland H. Ridler, B.A.Sc.(hons.), M.A.Sc., Ph.D.(Econ.Geol.), P.D., entitled Kirkland Lake Mineral Properties (Macassa Mine, Kirkland Lake Gold, Teck-Hughes, Lake Shore, Wright-Hargreaves dated November 30, 2001.  The Company’s Macassa Mine Property is the subject of a reserve report prepared by David W. Rennie, P.Eng. and Richard E. Routledge, M.Sc., P.Geol. entitled Review of Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario Prepared for Kirkland Lake Gold Inc dated December 23, 2002 and a reserve report prepared by Michael Sutton P.Geo., and Stewart Carmichael, P.Geo. entitled Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario (Kirkland Lake Gold Inc.) as at April 30, 2003 dated August 30, 2003.

3

All of these technical reports have been filed on SEDAR (www.sedar.com <http://www.sedar.com>).

For further information, please contact:

Brian Hinchcliffe

Investor Relations

President

Scott Koyich

Phone +1 705 567 5208

Phone +1 403 215 5979

Fax +1 705 568 6444

E-mail:  info@klgold.com

Website- www.klgold.com

E-mail: bhinchcliffe@klgold.com

James Henderson

Chelsea Hayes

Pelham Public Relations

Pelham Public Relations

Phone +44 207 743 6673

Phone +44 207 743 6675

E-mail: james.henderson@pelhampr.com

E-mail: chelsea.hayes@pelhampr.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

The reserves and resources disclosed in this news release have been estimated using definitions and procedures which conform to National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators. These reserves and resources were completed internally by the Company’s personnel, while the previous reserves and resources were completed in December 2002 internally by the Company’s personnel and were audited by Roscoe Postle Associates Inc. (an independent geological and mining consulting firm).

The reserves are not part of the resources. For details on the calculation of reserves and resources, please refer to the disclosure on the Company’s website.

Cautionary Note to U.S. investors concerning estimates of Measured and Indicated Resources

This news release uses the terms “measured” and “indicated resources.” We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. investors concerning estimates of Inferred Resources

This news release uses the term “inferred resources.” We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Cautionary Note to U.S. Investors- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms is press release, such as “measured,” “indicated,” and “inferred” ”resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20F, File No. 01-31380, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.sht.

P.O. Box 370

Kirkland Lake, ON, P2N 3J1

Symbol – TSX & AIM: KGI

May 12, 2005

Resignation of Director

Kirkland Lake Gold Inc. (the “Company”) announces that A. Murray Sinclair has resigned as a director of the Company effective immediately.

“Mr. Sinclair was instrumental in the founding of the Company four years ago and the Board appreciates his contributions,” said Brian Hinchcliffe, Company President. “Quest Capital Corp. will still have a presence on the Company’s Board with the service of Brian Bayley.”

For further information, please contact:

Brian Hinchcliffe

Investor Relations:

President

Scott Koyich

Phone + 1 705 567 5208

Phone +1 403 215 5979

Fax + 1 705 568 6444

Fax +1 403 244-1238 bhinchcliffe@klgold.com

E-mail:  info@klgold.com

Website: www.klgold.com

Chelsea Hayes

Pelham Public Relations

Phone + 44 20 7743 6675

Fax + 44 20 7743 6671

chelsea.hayes@pelhampr.com

P.O. Box 370

Kirkland Lake, ON, P2N 3J7

Symbol – TSX & AIM: KGI

July 7, 2005

SIGNIFICANT INTERSECTIONS ON LOWER D- 1.10 OZ/TON OVER 18.0 FEET (UNCUT- HOLE 50-627), 3.00 OZ/TON OVER 11.0 FEET (UNCUT- HOLE 47-1105)- POTENTIAL STRIKE LENGTH OF 2,700 FEET

Kirkland Lake Gold Inc. (the “Company”) is pleased to present an update on one of the exploration programs, the Lower D Zone, as part of its three-year $21 million exploration campaign. The goal of this campaign is to explore for a combined potential of 15 million tons of ore on the Main Break, parallel breaks and north-south structures, such as the Lower D Zone, on the Company’s land holdings. Each month 4 to 6 underground drills are carrying out 3 to 4 different exploration programs.

“Our main focus right now is to extend the Lower D, and the parallel LK Zones north towards the operational workings at the Macassa #3 shaft, correlate the multiple zones intersected to date, verify the dip geometry with the view of bringing in resources.” said Stew Carmichael, Chief Exploration Geologist. “Though most of the historical production in the Kirkland Lake camp was derived from east west trending structures such as the Main Break, the new north-south trending mineralization, originally discovered by KGI exploration staff in February 2003 with the Upper D Zone, and including these latest results, represent the most significant exploration development since the inception of the three year program.”

* All diagrams referred to in this release may be viewed at the Companies website, www.klgold.com/

Highlights of the current results include:

•

Drill Hole 50-627 has intersected what appears to be the north strike extension of the Lower D Zone and assayed 1.10 ounces of gold per ton over 18.0 feet core length (Uncut, true width=11.5 feet) at the -5165 elevation and is located 1,560 feet north of the existing Lower D resource block (see figure 2 - longitudinal section); the intersections to date to the north show good continuity (see figure 4).

•

Drill hole 50-622 has intersected the Lower D Zone 800 feet south of the existing Lower D resource area and assayed 3.34 ounces of gold per ton over 1.0 feet core length (true width 0.8 feet) at the -5115 foot elevation; the intersections to date to the south show good continuity (see figure 3).

•

The potential strike length on the Lower D Zone between drill holes 50-622 and 50-627 is approximately 2,700 feet (see figure 1 plan view).

•

Drill hole 47-1105 has intersected the Lower D Zone 320 feet north of the existing Lower D resource block and has assayed 3.00 ounces of gold per ton over 11.0 feet

2

core length (Uncut, true width=6.9 feet) This drill hole is located 100 feet south of hole 47-1092 which assayed 1.41 ounces of gold per ton over 15.0 feet core length. (see news release dated April 18th, 2005)

•

Drill hole 47-1093A has intersected the Lower D Zone 200 feet south of the existing resource area and assayed 1.11 ounces of gold per ton over 6.0 feet core length (true width 3.9 feet) and has thus expanded the Lower D resource area which is currently within 1,600 feet of the active working at the Macassa Mine.

•

Drilling is currently in progress from the -5000, -4700, and -3800 levels at the Macassa mine as part of a continuing effort to explore for and define resources  associated with new north-south gold mineralization which now includes the Upper D, Lower D, LK, and ABM Zones.

All drill holes referred to in this release, with the exception of drill hole 50-627, were targeting the Lower D Zone. Drill hole 50-627 is targeting a North-South mineralized structure known as the LK Zone, located 1750 feet south of previous mining and 2,000 feet east of the Lower D Zone, where drill hole 45-911A intersected 26 ounces over a six foot width. (see news release dated September 20th, 2004). This hole was completed from a newly constructed drill bay on the -5000 level and has intersected what appears to be the northerly extension of the Lower D Zone and is still in progress.

Mineralization in all of the holes to date on the Lower D (except 50-627) comprises carbonate- altered conglomerate mineralized with up to 10% disseminated pyrite. The mineralization in hole 50-627 comprises porphyry-hosted quartz veining and silicification.

Multiple similarly mineralized zones of ore-grade mineralization have been discovered in an area extending 600 feet to 2,200 feet south and 2,600 feet horizontal from the main source of ore for the 24 million ounce Kirkland Lake ore body, including (in Drill hole 47-1093A) 0.45 ounces of gold per ton over 2.0 feet core length, 0.57 ounces of gold per ton over 1.0 feet core length and 0.69 ounces of gold per ton over 3.0 feet core length. The significant intersections to date are located between the -4800 and -5300 elevations and represent the most extensive series of north-south mineralized systems discovered yet.

Based on both wide spaced and closer spaced drilling, good continuity appears to have been demonstrated for a lateral extent of at least 2700 feet and a vertical extent of 500 feet, and remain open in these dimensions. Of the 12 ore-grade drill hole intersections on the Lower D, including the latest results, the average grade (weighted by width) is 0.81 ounces of gold per ton (cut, or 1.04 uncut) over an average 7.9 feet horizontal mining width. The dip is 78 degrees on the south portion, and 60 degrees on the northern portion (see sections). The above stated average grade of the Lower D compares favourably with the historical recovered grade for the entire Kirkland lake camp which is 0.46 ounces of gold per ton. Figure #1 is a plan view showing the Lower D and some of the other zones.

To date, four North-South structures have been discovered at Macassa, each of which may extend 5,000’ or more. Historically, ore-bearing structures in Kirkland Lake are laterally very extensive (1,000 feet to 20,000 feet). Ore-grade shoots along these structures generally are also extensive (1,000 to 8,000 feet). An example of the extent of potential mineralization is the Teck-Hughes mine, where 3,700,000 ounces of gold were mined from the Main Break over a strike length of only 1400 feet (one claim).

3

The following table summarizes the latest drilling program results in ounces of gold per ton over feet:

DRILL HOLE No.	VEIN	FROM (feet)	TO (feet)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (oz. per ton/feet)
50-627	LOWER D(?) Inc.	964.0 980.0	982.0 982.0	-10	121	1.10/18.0’ CL=11.5’ TW, UNCUT 0.70/18.0’ CL =11.5’ TW, CUT 7.08/2.0’ CL =1.3’ TW, UNCUT, VG
47-1105	LOWER D Incl.	1,330.0 1,338.0	1,344.0 1344.0	-12	116	3.00/11.0’ CL=6.9’ TW, UNCUT 1.74/11.0’ CL=6.9’ TW, CUT 5.20/6.0’=3.8’ TW, UNCUT, VG, TELL
50-622	LOWER D	2,233.4	2,234.4	-3	120	3.34/1.0’ CL = 0.8’ TW
47-1093A	#6 BREAK NEW NEW NEW LOWER D	515.5 614.0 1,578.0 1,786.0 1,803.0	520.5 616.0 1,579.0 1,789.0 1,809.0	-18	140	0.17/5.0’ CL = 4.1’ TW 0.45/2.0’ CL = TW ? 0.57/1.0’ CL = TW ? 0.69/3.0’ CL = TW ? 1.11/6.0’ CL = 3.9’ TW
50-621	#6 BREAK LOWER D	639.4 1,801.6	641.5 1,805.6	+5.5	115	0.10/2.1’ CL = 1.8’ TW 0.06/4.0’ CL = 3.5’ TW
47-1083A	LOWER D	2,184.0	2,193.0	-28	140	0.030/9.0’ CL = 4.8’ TW
47-1090	NEW LOWER D	212.8 1,720.0	213.8 1,723.0	-14	145	0.50/1.0’ CL = TW ? 0.01/3.0’ CL = 1.9’ TW
47-1101	NEW NEW LOWER D Incl. NEW	648.0 1.018.0 1,487.0 1,487.0 1,533.0	649.0 1,019.5 1,492.0 1,488.0 1,534.0	-15	091	0.32/1.0’ CL = TW? 2.75/1.0’ CL=TW? 0.30/5.0’ CL=3.0’ TW 1.14/1.0’ CL=0.6’ TW 0.69/1.0’ CL=TW?
47-1102	NEW NEW LOWER D	537.4 826.0 1,363.0	538.4 830.0 1,370.0	-12	095	0.23/1.0’ CL=TW? 0.15/4.0’ CL 0.14/7.0’ CL=4.4’ TW

TW = True Width TW ? = True width unknown  VG = Visible Gold   TELL = Tellurides

CUT= cut to 3.50 oz./ton    QV = Quartz vein   QS = Quartz stringers

About the Company

The Company purchased the Macassa Mine and the 1,500 ton per day mill along with four former producing gold properties – Kirkland Lake Gold, Teck-Hughes, Lake Shore and Wright Hargreaves – in December 2001. These properties, which have historically produced some 22 million ounces of gold, extend over seven kilometres between the Macassa Mine on the east and Wright Hargreaves on the west and for the first time are being developed and explored under one owner. This camp is located in the Abitibi Southern Greenstone Belt of Kirkland Lake, Ontario, Canada.

The results of the Company’s underground diamond drilling program have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff (which includes a ‘qualified person’, Michael Sutton P.Geo. for the purpose of NI 43-101, Standards of Disclosure for Mineral Projects).

4

The Company has implemented a quality assurance and control (QA/QC) program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices. The drill core is sawn in half with half of the core samples shipped to the Swastika Laboratories in Swastika, Ontario or to the Macassa mine laboratory for analysis. The other half of the core is retained for future assay verification. Other QA/QC includes the insertion of blanks, and the regular re-assaying of pulps/rejects at alternate certified labs (Polymet, Accurassay). Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish. The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

The Company’s Kirkland Lake properties are the subject of a report prepared by Roland H. Ridler, B.A.Sc.(hons.), M.A.Sc., Ph.D.(Econ.Geol.), P.D., entitled Kirkland Lake Mineral Properties (Macassa Mine, Kirkland Lake Gold, Teck-Hughes, Lake Shore, Wright-Hargreaves dated November 30, 2001. The Company’s Macassa Mine Property is the subject of reserve reports prepared by

•

David W. Rennie, P.Eng. and Richard E. Routledge, M.Sc., P.Geol. entitled Review of Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario Prepared for Kirkland Lake Gold Inc dated December 23, 2002 .

•

Michael Sutton P.Geo., and Stewart Carmichael, P.Geo. entitled Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario (Kirkland Lake Gold Inc.) as at April 30, 2003 dated August 30, 2003.

•

Michael Sutton P.Geo., and Stewart Carmichael, P.Geo. entitled Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario (Kirkland Lake Gold Inc.) as at April 30, 2004 dated August 31, 2004.

All of these technical reports have been filed on SEDAR (www.sedar.com <http://www.sedar.com>).

For further information, please contact:

Brian Hinchcliffe

Scott Koyich

President

Investor Relations

Phone 1 705 567 5208

Phone 1 403 215 5979

Fax 1 705 568 6444

E-mail:  info@klgold.com

E-mail: bhinchcliffe@klgold.com

James Henderson

Chelsea Hayes

Pelham Public Relations

Pelham Public Relations

Phone +44 207 743 6673

Phone +44 207 743 6675

E-mail: james.henderson@pelhampr.com

E-mail: chelsea.hayes@pelhampr.com

Website- www.klgold.com

Neither the Toronto Stock Exchange nor the AIM Market of the London Stock Exchange

has reviewed and neither accepts responsibility for the adequacy or accuracy of this news release.

5

The reserves and resources disclosed in this news release have been estimated using definitions and procedures which conform to National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators. These reserves and resources were completed internally by the Company’s personnel, while the previous reserves and resources were completed in December 2002 internally by the Company’s personnel and were audited by Roscoe Postle Associates Inc. (an independent geological and mining consulting firm). The reserves are not part of the resources. For details on the calculation of reserves and resources, please refer to the disclosure on the Company’s website.

Cautionary Note to U.S. investors concerning estimates of Measured and Indicated Resources

This news release uses the terms “measured” and “indicated resources.” We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. investors concerning estimates of Inferred Resources

This news release uses the term “inferred resources.” We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Cautionary Note to U.S. Investors- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms is press release, such as “measured,” “indicated,” and “inferred” ”resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20F, File No. 01-31380, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.sht.

P.O. Box 370

Kirkland Lake, ON, P2N 3J1

Symbol – TSX & AIM: KGI

July 11th, 2005

Drill Hole 50-627 Intersects 2.3 Ounces of Gold over 90.4 feet (uncut)

Kirkland Lake Gold Inc. (the “Company”) is pleased to present an update on one of the programs in its three year $21 million exploration campaign. The goal of this campaign is to explore for a combined potential of 15 million tons of ore on the Main Break, Parallel Breaks and North South structures, such as the Lower D Zone, on the Company’s land holdings. Each month 4 to 6 underground drills are carrying out 3 to 4 different exploration programs.

During this drilling campaign, drill hole 50-627 has intercepted a 90.4 foot section (the true width of which is unknown) which assayed 2.3 ounces of gold per ton (uncut) and 1.16 ounces of gold per ton (cut – all gold values above 3.5 ounces of gold per ton were cut to the 3.5 ounce level). This intersection is located 1,600 feet south of the active mine working at Macassa No. 3 shaft.

“This outstanding intersection either represents a significant new discovery or is part of the LK zone where the discovery hole returned 26 ounces of gold over 6.2 feet (see news releases dated September 26th, 2004 and April 18th, 2005).” said Stew Carmichael, Chief Exploration Geologist. “There is good continuity of gold mineralization throughout the intersection. Although the core axis angles are quite variable, averaging 30 to 35 degrees indicating that the true width will be much less than the intersection itself, this is one of the most important drill holes and intersections in the Kirkland Lake camp history.”

Figure #1 is a plan view showing the Lower D, LK Zone and the latest intersections (The diagram referred to in this release may be viewed at the Companies website, www.klgold.com).

Further highlights of the current results from Hole 50-627 include:

•

Mineralization occurred evenly through this 90.4 foot intersection including between 1,765.0 and 1,791.0 feet where only four feet failed to return an assay of more than one ounce of gold per ton. Mineralization can best be described as remarkably consistent in both grade and style of mineralization, comprising extensive quartz veining, flooding, and up to 15% finely disseminated pyrite. Visible gold was observed throughout the interval but is very fine, almost microscopic. The mineralization differs from the Lower D Zone which is closely associated with disseminated pyrite mineralization.

•

 As previously announced (news release July 7th, 2005) this same Drill Hole, 50-627,  intersected what appears to be the north strike extension of the Lower D Zone that assayed 1.10 ounces of gold per ton over 18.0 feet core length (uncut, true width of 11.5 feet) at the -5165 elevation, located 1,560 feet north of the existing Lower D resource block.

2

•

Hole 50-627 also intersected another interesting, highly altered zone from 1,460.9 feet to 1494.5 feet that is similarly mineralized to the high-grade intersection further down the hole. While it returned a sub-economic grade of 0.05 ounce per ton gold over 33.6 feet core length, it represents another important drill target.

•

The primary target for this hole was the LK Zone which might correlate with the 90.4 foot interval but this would require a change in the interpretation of its orientation; alternatively, hole 50-627 may have been drilled under the LK Zone because it came in 50 feet below the intended target elevation.

“Hole 50-627, with the two outstanding intersections, continues to validate the Company’s belief in the potential for new discoveries to the south of the Main Break. We are planning to wedge off of this hole to ascertain the orientation and true width.” said Mike Sutton, the Company’s Chief Geologist.

To date, four North-South structures have been discovered at Macassa, each of which may extend 5,000 feet or more. Historically, ore-bearing structures in Kirkland Lake are laterally very extensive (1,000 feet to 20,000 feet). Ore-grade shoots along these structures generally are also extensive (1,000 to 8,000 feet). An example of the extent of potential mineralization is the Teck-Hughes Mine, where 3,700,000 ounces of gold were mined from the Main Break over a strike length of only 1,400 feet (located on a single mineral claim).

The following table summarizes the latest drilling program results in ounces of gold per ton over feet:

DRILL HOLE No.	VEIN	FROM (feet)	TO (feet)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (oz. per ton/feet)
50-627	LOWER D(?) Inc. New New LK? Incl. Incl. Incl.	964.0 980.0 1460.9 1685.1 1700.6 1709.8 1745.2 1765.0	982.0 982.0 1494.5 1691.1 1791.0 1714.8 1749.2 1791.0	-10	121

1.10/18.0’ CL=11.5’ TW, UNCUT

0.70/18.0’ CL =11.5’ TW, CUT

7.08/2.0’ CL =1.3’ TW, VG

0.05/33.6’ = TW?

0.31/6.0’ CL = TW?

2.30/90.4’ CL=TW?, UNCUT

1.16/90.4’ CL=TW?, CUT

15.57/5.0’ CL, UNCUT, VG or

3.50/5.0’ CL CUT

5.43/4.0’ CL UNCUT or

2.95/4.0’ CL, CUT

3.59/26.0’ CL, UNCUT or

2.34/26.0’ CL, CUT, VG

TW = True Width TW ? = True width unknown  VG = Visible Gold   TELL = Tellurides

CUT= cut to 3.50 oz./ton    QV = Quartz vein   QS = Quartz stringers

About the Company

The Company purchased the Macassa Mine and the 1,500 ton per day mill along with four former producing gold properties – Kirkland Lake Gold, Teck-Hughes, Lake Shore and Wright Hargreaves – in December 2001. These properties, which have historically produced some 22 million ounces of gold, extend over seven kilometres between the Macassa Mine on the east

3

and Wright Hargreaves on the west and for the first time are being developed and explored under one owner. This camp is located in the Abitibi Southern Greenstone Belt of Kirkland Lake, Ontario, Canada.

The results of the Company’s underground diamond drilling program have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff (which includes a ‘qualified person’, Michael Sutton P.Geo., for the purpose of NI 43-101, Standards of Disclosure for Mineral Projects).

The Company has implemented a quality assurance and control (QA/QC) program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices. The drill core is sawn in half with half of the core samples shipped to the Swastika Laboratories in Swastika, Ontario or to the Macassa mine laboratory for analysis. The other half of the core is retained for future assay verification. Other QA/QC includes the insertion of blanks, and the regular re-assaying of pulps/rejects at alternate certified labs (Polymet, Accurassay). Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish. The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

The Company’s Kirkland Lake properties are the subject of a report prepared by Roland H. Ridler, B.A.Sc.(hons.), M.A.Sc., Ph.D.(Econ.Geol.), P.D., entitled Kirkland Lake Mineral Properties (Macassa Mine, Kirkland Lake Gold, Teck-Hughes, Lake Shore, Wright-Hargreaves dated November 30, 2001. The Company’s Macassa Mine Property is the subject of reserve reports prepared by

•

David W. Rennie, P.Eng. and Richard E. Routledge, M.Sc., P.Geol. entitled Review of Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario Prepared for Kirkland Lake Gold Inc dated December 23, 2002 .

•

Michael Sutton P.Geo., and Stewart Carmichael, P.Geo. entitled Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario (Kirkland Lake Gold Inc.) as at April 30, 2003 dated August 30, 2003.

•

Michael Sutton P.Geo., and Stewart Carmichael, P.Geo. entitled Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario (Kirkland Lake Gold Inc.) as at April 30, 2004 dated August 31, 2004.

All of these technical reports have been filed on SEDAR (www.sedar.com
<http://www.sedar.com>).

For further information, please contact:

Brian Hinchcliffe

Scott Koyich

President

Investor Relations

Phone 1 705 567 5208

Phone 1 403 215 5979

Fax 1 705 568 6444

E-mail:  info@klgold.com

E-mail: bhinchcliffe@klgold.com

Website- www.klgold.com

4

Neither the Toronto Stock Exchange nor the AIM Market of the London Stock Exchange

has reviewed and neither accepts responsibility for the adequacy or accuracy of this news release.

The reserves and resources disclosed in this news release have been estimated using definitions and procedures which conform to National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators. These reserves and resources were completed internally by the Company’s personnel, while the previous reserves and resources were completed in December 2002 internally by the Company’s personnel and were audited by Roscoe Postle Associates Inc. (an independent geological and mining consulting firm). The reserves are not part of the resources. For details on the calculation of reserves and resources, please refer to the disclosure on the Company’s website.

Cautionary Note to U.S. investors concerning estimates of Measured and Indicated Resources

This news release uses the terms “measured” and “indicated resources.” We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. investors concerning estimates of Inferred Resources

This news release uses the term “inferred resources.” We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Cautionary Note to U.S. Investors- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms is press release, such as “measured,” “indicated,” and “inferred” ”resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20F, File No. 01-31380, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.sht.

5

N
-4000
-3000
O4 BREAK
-1000
0
MAIN BREAK
No. 6 ZONE
LEVEL 4750
NEW ZONE
2.94 oz/5.5 CL uncut
5.26 oz/1.1'CL
3.49 oz/2.2' CL
0.64 oz /3.3' CL
4.49 oz/1.0' CL
50-626
0.5 oz/2.8' CL
-1000
47-1093A
0.57 oz/1.0' CL
1.41 oz/15.0' CL
includes
6.22 oz/3.0' CL
2.87 oz /1.7' CL
50-626
0.69 oz/1.6' CL
47-1093A
0.69 oz/3.0' CL
2.14 oz/2.5' TW
5.84 oz/1.0' TW
50-627
1.10 oz/18.0' CL
uncut
50-626
0.05 oz/77.8' CL
47-1093A
1.11 oz/6.0' CL
-2000
50-627
0.05 oz/33.6' CL
LOWER D ZONE
CURRENT RESOURCE
BLOCK
47-1105
3.00 oz /11.0' CL
uncut
50-627
0.31 oz/6.0' CL
1.21 oz /2.0' CL
45-911A
26.21 oz /6.0' uncut
1.43 oz/6.0' cut
50-622
3.34 oz/1.0' CL
-5114 Elevation
50-627
2.30 oz/90.4' CL
uncut
LK ZONE
-3000
50-621
0.06 oz/4.0' CL
-4830 Elevation

LEGEND

VG	VISIBLE GOLD
TELL	GOLD TELLURIDES
NSV	NO SIGNIFICANT VALUES
CL	CORE LENGTH
TW	TRUE WIDTH

1.11 oz/6.0' CL — ASSAY IN OZ/TON

50-627 2.30 oz/90.4' CL uncut — RECENT DRILLING ASSAYS IN OZ/TON

PART OF LEVEL 4750 MACASSA MINE

D ZONE

LK ZONE

NEW ZONE

KIRKLAND LAKE GOLD INC.

SCALE: 2000 FT

PLAN VIEW OF RECENT DRILLING SHOWING DISCOVERIES TO THE SOUTH MACASSA MINE, KIRKLAND LAKE GOLD INC, KIRKLAND LAKE, ONTARIO

FIGURE 1
JULY 11, 2005

P.O. Box 370

Kirkland Lake, ON, Canada P2N 3J7

August 9, 2005	Symbol – TSX & AIM: KGI

PRIVATE PLACEMENT OF UNITS

FOR PROCEEDS OF UP TO $5 MILLION

Kirkland Lake Gold Inc. (the “Company”) is pleased to announce it intends to privately place up to 1.25 million units at a price of $4.00 per unit for gross proceeds of up to $5 million. Each unit shall consist of one common share and one-half of a share purchase warrant. Each whole warrant is exercisable for a period of nine months at a price of $4.60 per share.

The proceeds from the financing will be used for development of and exploration programs at the Company’s Kirkland Lake, Ontario mining operations.

For further information, please contact:

Brian Hinchcliffe

Investor Relations

President

Scott Koyich

Phone 1 705 567 5208

Phone 1 403 215 5979

Fax 1 705 568 6444

E-mail:  info@klgold.com

Website- www.klgold.com

E-mail: bhinchcliffe@klgold.com

Neither the Toronto Stock Exchange nor AIM Market of the London Stock Exchange plc

has reviewed or accepts responsibility for the adequacy or accuracy of this news release.

THIS NEWS RELEASE IS NOT FOR DISSEMINATION TO U.S. WIRE SERVICES

P.O. Box 370

Kirkland Lake, ON, P2N 3J7

Symbol – TSX & AIM: KGI

August 15th, 2005

Wedged Hole Intersects 1.43 Ounces of Gold over 124.5 feet (uncut) and Confirms New North- South Discovery

Kirkland Lake Gold Inc. (the “Company”) is pleased to present an update on one of the programs in its three-year $21 million exploration campaign. The goal of this campaign is to explore for a combined potential of 15 million tons of ore on the Main Break, Parallel Breaks and North South structures, such as the Lower D Zone, on the Company’s land holdings.

In a news release dated July11th an intersection of 90.4 feet assaying 2.3 ounces uncut from Drill Hole 50-627 was reported. Subsequently, a wedged hole was cut from that hole and has returned 1.43 ounces of gold per ton over 124.5 feet of core length (uncut- or 0.84 cut). The wedged hole has intersected the new discovery 49 feet vertically above and 140 feet up-dip from the discovery hole, Hole 50-627. These intersections are located 1,600 feet south of the active mine workings at the Company’s #3 shaft.

Highlights of the current results from Wedge Hole 50-627W1 include:

•

The apparent true width of the zone at the wedged drill hole is estimated to be between 34 and 35 feet (see figure #2).

•

The mineralization intersected in the wedged hole is identical to the discovery hole though considerable more visible gold and tellurides were observed in the wedged hole of discovery hole

•

The zone has an apparent dip ranging from 28 to 36 degrees (see figure #2). The azimuth is still unknown but estimated to be between 000 and 036 degrees.

•

This new discovery appears to be a separate zone from the previously-reported LK Zone located 400’ to the east (26.21 ounces of gold per ton over 6.0 feet uncut)

•

Follow-up to this wedged hole will be three holes to be drilled to the south-west and one to the northeast. The first hole has started and is intended to intersect the zone 200 feet to the southwest in order to verify strike geometry.

“The discovery of wide, high-grade mineralization to the south of the 24-million ounce Main Break is adding significant confidence to our ability to substantially increase resources and reserves,” said Company Chairman Harry Dobson. “ The nine new zones discovered to date to the south of the Main Break workings are testimony to the potential out there and we will endeavour to turn that potential into high grade gold production. The Company’s policy of trying to catch up on the historic exploration-drilling deficit is starting to pay off. ”

2

(The diagrams referred to in this release may be viewed at the Companies website, www.klgold.com).

Figure #1 is a plan view showing the two most likely orientations of the new discovery relative to other new ore-bearing structures to the south of the mine- including the Lower D, and the LK Zones (see figure #1)

Figure #2 is the detailed section through A-A’ (as shown on the plan view) of 50-627 and 50-627W1 giving the apparent true width, apparent dip, and showing the assay distribution throughout the zone (see figure #2)

The angle that the mineralization cuts through the core averages 29 degrees in hole 50-627 and 35 degrees in hole 50-627W1. The grades are highest at the start and end of the two intersections, and are quite consistent through the rest of the intervals (see figure #2). Recently completed drill hole 47-1106 was extended in an attempt to intersect the new zone. This drill hole intersected an extensive trachyte flow 100 feet above and 300 feet up-dip from the projected mineralization and failed to intersect similar mineralization. Using the 000 orientation, the new discovery and the LK zone would line up with wide-spread alteration and mineralization, located 1300’ down-dip, in drill hole 45-254, drilled by Lac Minerals in 1991 (mineralized from 2212’ to 2613’ down-hole -see figure #1).

To date, nine mineralized structures, including at least five North-South structures, have been discovered south of the active mine workings at Macassa. These may extend 5,000 feet or more; to date, the Lower D has ore-grade intersections for 2,700 feet horizontally. Historically, ore-bearing structures in Kirkland Lake are laterally very extensive (1,000 feet to 20,000 feet). Ore-grade shoots along these structures generally are also extensive (1,000 to 8,000 feet). An example of the extent of potential mineralization is the Teck-Hughes Mine, where 3,700,000 ounces of gold were mined from the Main Break over a strike length of only 1,400 feet (located on a single mineral claim).

The following table summarizes the latest drilling program results in ounces of gold per ton over feet:

DRILL HOLE No.	VEIN	FROM (feet)	TO (feet)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (oz. per ton/feet)
50-627W1	New Incl. Incl. Incl. HW	1,546.0 1,547.0 1585.0 1657.0 1684.5	1,670.5 1,551.0 1594.0 1669.5 1690.3	-8	126	1.43/124.5’ CL, UNCUT 0.84/124.5’ CL CUT 10.93/4.0’ CL UNCUT, VG,TELL 3.44/4.0’ CL CUT 2.79/9.0’ CL UNCUT, VG, TELL 2.00/9.0’ CUT 5.84/12.5’ UNCUT, VG 3.00/12.5’ CUT 0.50/5.8’ CL

TW = True Width CL = Core Length  VG = Visible Gold   TELL = Tellurides

CUT= cut to 3.50 oz./ton

3

About the Company

The Company purchased the Macassa Mine and the 1,500 ton per day mill along with four former producing gold properties – Kirkland Lake Gold, Teck-Hughes, Lake Shore and Wright Hargreaves – in December 2001. These properties, which have historically produced some 22 million ounces of gold, extend over seven kilometres between the Macassa Mine on the east and Wright Hargreaves on the west and for the first time are being developed and explored under one owner. This camp is located in the Abitibi Southern Greenstone Belt of Kirkland Lake, Ontario, Canada.

The results of the Company’s underground diamond drilling program have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff (which includes a ‘qualified person’, Michael Sutton P.Geo., for the purpose of NI 43-101, Standards of Disclosure for Mineral Projects).

The Company has implemented a quality assurance and control (QA/QC) program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices. The drill core is sawn in half with half of the core samples shipped to the Swastika Laboratories in Swastika, Ontario or to the Macassa mine laboratory for analysis. The other half of the core is retained for future assay verification. Other QA/QC includes the insertion of blanks, and the regular re-assaying of pulps/rejects at alternate certified labs (Polymet, Accurassay). Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish. The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

The Company’s Kirkland Lake properties are the subject of a report prepared by Roland H. Ridler, B.A.Sc.(hons.), M.A.Sc., Ph.D.(Econ.Geol.), P.D., entitled Kirkland Lake Mineral Properties (Macassa Mine, Kirkland Lake Gold, Teck-Hughes, Lake Shore, Wright-Hargreaves dated November 30, 2001. The Company’s Macassa Mine Property is the subject of reserve reports prepared by

•

David W. Rennie, P.Eng. and Richard E. Routledge, M.Sc., P.Geol. entitled Review of Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario Prepared for Kirkland Lake Gold Inc dated December 23, 2002 .

•

Michael Sutton P.Geo., and Stewart Carmichael, P.Geo. entitled Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario (Kirkland Lake Gold Inc.) as at April 30, 2003 dated August 30, 2003.

•

Michael Sutton P.Geo., and Stewart Carmichael, P.Geo. entitled Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario (Kirkland Lake Gold Inc.) as at April 30, 2004 dated August 31, 2004.

All of these technical reports have been filed on SEDAR (www.sedar.com <http://www.sedar.com>).

4

For further information, please contact:

Brian Hinchcliffe

Scott Koyich

President

Investor Relations

Phone 1 705 567 5208

Phone 1 403 215 5979

Fax 1 705 568 6444

E-mail:  info@klgold.com

E-mail: bhinchcliffe@klgold.com

Website- www.klgold.com

Neither the Toronto Stock Exchange nor the AIM Market of the London Stock Exchange

has reviewed and neither accepts responsibility for the adequacy or accuracy of this news release.

The reserves and resources disclosed in this news release have been estimated using definitions and procedures which conform to National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators. These reserves and resources were completed internally by the Company’s personnel, while the previous reserves and resources were completed in December 2002 internally by the Company’s personnel and were audited by Roscoe Postle Associates Inc. (an independent geological and mining consulting firm). The reserves are not part of the resources. For details on the calculation of reserves and resources, please refer to the disclosure on the Company’s website.

Cautionary Note to U.S. investors concerning estimates of Measured and Indicated Resources

This news release uses the terms “measured” and “indicated resources.” We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. investors concerning estimates of Inferred Resources

This news release uses the term “inferred resources.” We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Cautionary Note to U.S. Investors- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms is press release, such as “measured,” “indicated,” and “inferred” ”resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20F, File No. 01-31380, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.sht.